April 11, 2013	News Release 13–11

SILVER STANDARD PROVIDES Q1 2013 OPERATIONAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) provided a Q1 2013 operational update for its Pirquitas mine in Jujuy, Argentina and for other corporate activities.

First Quarter 2013 Highlights:

▪	Delivered predictable production: Produced 2.0 million ounces of silver, in line with plan for the quarter.

▪	Completed Phase 1 of the San Miguel open pit: Progressed mining operations in Phase 2 of the San Miguel open pit, positioning the Company to process higher grade material in the second half of 2013.

▪	Delivered strong operating performance: Milled 4,402 tonnes per day, on average, 10% above nominal design. Recovered 76% of the silver processed.

“In the first quarter of 2013, we delivered to plan as we did throughout 2012,” said John Smith, President and CEO. “At Pirquitas, we produced 2 million ounces of silver, a great result given that we are transitioning the pit to Phase 2. We also took advantage of the strong debt markets and raised $265 million through a convertible bond, strengthening our balance sheet even after repaying the existing convertible note. It was a successful quarter for Silver Standard.”

Summary of Mine Operating Statistics

		Q1 2013	Q4 2012	% Change
Total material mined	Kt	4,210	4,415	(4.60)%
Ore milled	Kt	396	417	(5.00)%
Silver mill feed grade	g/t	207	212	(2.40)%
Zinc mill feed grade	%	0.92	0.67	37.3%
Silver recovery	%	76.3	79.9	(4.50)%
Zinc recovery (zinc concentrate)%		41	42	(2.40)%
Silver produced	‘000 oz	2,017	2,268	(11.10)%
Zinc produced (zinc concentrate)	‘000 lbs	3,323	2,615	27.1%
Silver sold	‘000 oz	2,018	3,218	(37.30)%
Zinc sold	‘000 lbs	2,147	2,731	(21.40)%
Note: Percent changes are calculated using the rounded numbers presented above.

Mine Operations

The Pirquitas mine produced 2.0 million ounces of silver during the first quarter of 2013, in line with guidance for the quarter but down from the 2.3 million ounces produced in the fourth quarter of 2012. The sequential decline in silver production reflects lower tonnage through the mill and lower recoveries in the plant. The mine also produced 3.3 million pounds of zinc in the first quarter, a 27.1% improvement, reflecting higher zinc grades as the Company mined more of the zinc-rich Potosi area of the San Miguel open pit. The Company sold approximately 2.0 million ounces of silver during the quarter, in line with guidance.

Approximately 396,000 tonnes of ore was milled during the first quarter of 2013, down from 417,000 tonnes last quarter mostly due to fewer operating days in a shorter reporting period. Ore was milled at an average rate of 4,402 tonnes per day during the first quarter, 10% above the plant’s nominal design and in line with the production plan. The average recovery rate for silver decreased to 76.3% from 79.9% last quarter, mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

First Quarter Earnings Release:

The Company plans to issue its first quarter earnings release on Wednesday, May 8, 2013 after markets close.

Qualified Person:

The scientific and technical data contained in this news release has been reviewed and approved by the following Qualified Person (“QP”) under National Instrument 43-101, who consents to having his name included in this news release.

▪
Andrew W. Sharp, BEng., FAusIMM: Mr. Andrew W. Sharp, who has been employed by the Company as Vice President of Technical Services since September 2011, is the Qualified Person responsible for the technical content of this news release.

SOURCE: Silver Standard Resources Inc.
For further information contact:

Investor Relations
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E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to the higher grade material expected to be processed during Phase 2 of the San Miguel open pit. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including uncertainty of production and cost estimates for the Pirquitas mine; future development risks, including: start-up delays and operational issues; lack of suitable infrastructure or damage to existing infrastructure; increased costs and restrictions on operations due to compliance with environmental laws and regulations; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond the Company’s control; operational safety and security risks; and political, financial, social, legal or economic developments or changes in Argentina. See the Company’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of other risks and uncertainties that may affect the Company’s forward-looking statements.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: the Company’s ability to carry on its exploration and development activities; the price of the minerals the Company produces; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; and the Company’s ability to obtain financing as and when required and on reasonable terms and its ability to continue operating the Pirquitas mine. The Company cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.